Exhibit 99.2

GDEV Inc.

Unaudited Interim Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

GDEV Inc.

GDEV Inc.

Unaudited Interim Condensed Consolidated Statement of Financial Position

As at June 30, 2025 (unaudited) and December 31, 2024

(in thousands of US$)

	Note	June 30, 2025	December 31, 2024
ASSETS
Non-current assets
Property and equipment	13	1,019	1,065
Right-of-use assets	17	2,112	1,846
Intangible assets	14	2,271	4,418
Goodwill	14	1,836	1,836
Deferred platform commission fees	25	57,459	67,110
Deferred tax asset	12	104	103
Other non-current investments	22	16,603	16,115
Other non-current assets		107	107
Loans receivable - non-current	16	—	—
Total non-current assets		81,511	92,600
Current assets
Indemnification asset	14,15,20	2,001	2,232
Trade receivables and other current assets	18	49,967	42,131
Loans receivable	16	501	226
Other investments	22	34,418	23,757
Prepaid tax	12	226	201
Cash and cash equivalents	23	41,553	111,049
Total current assets		128,666	179,596
Total assets		210,177	272,196

LIABILITIES AND SHAREHOLDERS’ EQUITY
Equity
Share capital	24	—	—
Additional paid-in capital	24	29,869	29,831
Share-based payments reserve	24	144,708	144,399
Treasury share reserve	24	(33,104)	(33,104)
Translation reserve	24	6,759	5,890
Accumulated deficit		(277,665)	(248,545)
Equity attributable to equity holders of the Company		(129,433)	(101,529)
Non-controlling interest		—	—
Total equity		(129,433)	(101,529)
Non-current liabilities
Lease liabilities - non-current	17	557	18
Long-term deferred revenue	25	88,803	109,891
Share warrant obligations	21	265	365
Total non-current liabilities		89,625	110,274
Current liabilities
Lease liabilities - current	17	1,720	1,282
Trade and other payables	19	28,483	20,212
Provisions for non-income tax risks	3,20	998	1,233
Put option liabilities - current	3,14,15	15,002	15,002
Tax liability	3,12	3,757	3,029
Deferred revenue	25	200,025	222,693
Total current liabilities		249,985	263,451
Total liabilities		339,610	373,725
Total liabilities and shareholders’ equity		210,177	272,196

The accompanying notes are an integral part of these consolidated financial statements.

GDEV Inc.

Unaudited Interim Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income

For the six months ended June 30, 2025 and 2024

(in thousands of US$)1

		Six months ended	Six months ended	Three months ended	Three months ended
	Note	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Revenue	7	216,934	212,755	119,911	105,824
Costs and expenses
Cost of revenue:
Platform commissions	25	(45,662)	(46,408)	(25,208)	(22,993)
Game operation cost	8	(27,860)	(25,208)	(14,221)	(12,395)
Other operating income		470	720	54	720
Selling and marketing expenses	9	(94,565)	(110,541)	(52,503)	(47,373)
General and administrative expenses	10	(16,770)	(16,130)	(9,016)	(8,571)

Impairment loss on trade and loan receivables and change in fair value of loans receivable	16,18,28	(2)	—	(378)	—
Total costs and expenses		(184,389)	(197,567)	(101,272)	(90,612)
Profit from operations		32,545	15,188	18,639	15,212
Other financial income			0		0
Finance income	11	3,101	1,721	1,202	852
Finance expenses	11	(220)	(3,926)	(118)	(583)
Change in fair value of share warrant obligation and other financial instruments	21,28	100	265	213	405
Share of loss of equity-accounted associates	15	(1,715)	(2,073)	(1,715)	(186)
Profit before income tax		33,811	11,175	18,221	15,700
Income tax expense	12	(2,920)	(1,864)	(1,596)	(986)
Profit for the year net of tax		30,891	9,311	16,625	14,714
Attributable to equity holders of the Company		30,891	9,311	16,625	14,714
Attributable to non - controlling interest		—	—	—	—
Other comprehensive income
Items that are or may be reclassified subsequently to profit or loss		803	623	816	339
Foreign currency translation difference		869	761	800	394
Other		(66)	(138)	16	(55)
Total comprehensive income for the year, net of tax		31,694	9,934	17,441	15,053
Attributable to equity holders of the Company		31,694	9,934	17,441	15,053
Attributable to non-controlling interest		—	—	—	—

Earnings per share:
Earnings attributable to ordinary equity holders of the parent, US$ - basic	6	1.70	0.51	0.92	0.81
Earnings attributable to ordinary equity holders of the parent, US$ - diluted	6	1.68	0.50	0.90	0.81
[1]

During the three and six months ended June 30, 2024 losses for POCI loans were erroneously classified as Impairment loss on trade and loan receivables and change in fair value of loans receivable. For such loans originated in respect to the associates, the Company determined that they have zero fair value upon recognition. Therefore, the difference between the fair value at recognition and the cash paid was considered as an additional investment in the equity of the associate (see Note 16 and Note 33).

The accompanying notes are an integral part of these consolidated financial statements.

GDEV Inc.

Unaudited Interim Condensed Consolidated Statement of Changes in Equity

For the six months ended June 30, 2025 and 2024

(in thousands of US$ except number of shares)2

									Equity
		Number		Additional	Share-based				attributable to
		of shares	Share	paid-in	payments	Treasury share	Translation	Accumulated	equity holders of
	Note	outstanding	capital	capital	reserve	reserve	reserve	deficit	the Company	Total
Balance at January 1, 2024		19,764,141	—	25,531	143,593	—	5,143	(274,079)	(99,812)	(99,812)
Profit for the period		—	—	—	—		—	9,311	9,311	9,311
Other comprehensive income	24	—	—	(138)	—		761	—	623	623
Total comprehensive income for the period		—	—	(138)	—	—	761	9,311	9,934	9,934
Issue of shares to Cubic Games Studio Ltd’s previous shareholders	24	84,298	—	—	—	—	—	—	—	—
Share-based payments and exercise of options	29	14,963	—	300	18	—	—	—	318	318
Repurchase of shares under the put options and expiration of the put options		—	—	3,963	—	—	—	—	3,963	3,963
Repurchase of shares to Cubic Games Studio Ltd's previous shareholders	24	(101,601)	—	—	—	—	—	—	—	—
Repurchase of shares resulted from Tender offer	24	(1,655,426)	—	—	—	(33,109)	—	—	(33,109)	(33,109)
Total transactions with shareholders		(1,657,766)	—	4,263	18	(33,109)	—	—	(28,828)	(28,828)
Balance at June 30, 2024		18,106,375	—	29,656	143,611	(33,109)	5,904	(264,768)	(118,706)	(118,706)
[2]

During the three and six months ended June 30, 2024 losses for POCI loans were erroneously classified as Impairment loss on trade and loan receivables and change in fair value of loans receivable. For such loans originated in respect to the associates, the Company determined that they have zero fair value upon recognition. Therefore, the difference between the fair value at recognition and the cash paid was considered as an additional investment in the equity of the associate (see Note 16 and Note 33).

									Equity
		Number		Additional	Share-based				attributable to
		of shares	Share	paid-in	payments	Treasury share	Translation	Accumulated	equity holders of
	Note	outstanding	capital	capital	reserve	reserve	reserve	deficit	the Company	Total
Balance at January 1, 2025		18,111,016	—	29,831	144,399	(33,104)	5,890	(248,545)	(101,529)	(101,529)
Profit for the year		—	—	—	—	—	—	30,891	30,891	30,891
Other comprehensive income	24	—	—	(66)	—	—	869	—	803	803
Total comprehensive income for the year		—	—	(66)	—	—	869	30,891	31,694	31,694
Share-based payments and exercise of options	29	19,074	—	104	309	—	—	—	413	413
Dividends	24	—	—	—	—	—	—	(60,011)	(60,011)	(60,011)
Total transactions with shareholders		19,074	—	104	309	—	—	(60,011)	(59,598)	(59,598)
Balance at June 30, 2025		18,130,090	—	29,869	144,708	(33,104)	6,759	(277,665)	(129,433)	(129,433)

The accompanying notes are an integral part of these consolidated financial statements.

GDEV Inc.

Unaudited Interim Condensed Consolidated Statement of Cash Flows

For the three and six months ended June 30, 2025 and 2024

(in thousands of US$)

		Six months ended	Six months ended
	Note	June 30, 2025	June 30, 2024
Operating activities
Profit for the year, net of tax		30,891	9,311
Adjustments for:
Depreciation and amortization	8,9,10	3,272	2,942
Share-based payments expense	29	463	390
Share of loss of equity-accounted associates[3]	15	1,715	2,073
Impairment loss on trade and loan receivables and change in fair value of loans receivable	16,18,28	2	—
Change in fair value of share warrant obligations and other financial instruments	21,28	(100)	(265)
Change in fair value of other investments	11	(182)	1,002
Unwinding of discount on the put option liability	11,14	—	129
Trade and loan receivables write-off	16,18	—	41
Interest income	11	(898)	(1,059)
Interest expense	11	44	40
Dividend income	11	(408)	(662)
Foreign exchange gain/loss	11	(1,613)	2,582
Income tax expense	12	2,920	1,864
		36,106	18,388
Changes in working capital:
Decrease in deferred platform commissions	25	9,651	853
Decrease in deferred revenue	25	(44,271)	3,454
Decrease/(increase) in trade and other receivables	18	(6,819)	(1,029)
(Decrease)/increase in trade and other payables	19	1,991	(8,321)
		(39,448)	(5,043)
Income tax paid		(422)	(1,647)
Net cash flows (used in)/generated from operating activities		(3,764)	11,698

Investing activities
Acquisition of intangible assets	14	(3)	—
Acquisition of property and equipment	13	(194)	(138)
Acquisition of right-of-use assets	17	—	(11)
Investments in equity accounted associates	15	(1,715)	—
Loans granted	16	(368)	(2,569)
Proceeds from repayment of loans	16	316	164
Disposal of intangible assets and property and equipment	13,14	15	—
Acquisition of other investments	22	(14,147)	(62,614)
Proceeds from redemption of investments	22	4,085	75,166
Interest received	22	275	66
Dividends received	11	408	662
Net cash flows (used in)/generated from investing activities		(11,328)	10,726

Financing activities
Payments of lease liabilities	17	(342)	(399)
Proceeds from loans receivable	26	—	—
Dividends paid	24	(55,990)	—
Interest on lease	17	(44)	(40)
Buy-back of the shares resulted from Tender offer	24	—	(33,109)
Payments from exercise of put option liability of Cubic Games Studio Ltd’s previous shareholders	24	—	(10,160)
Net cash flows used in financing activities		(56,376)	(43,708)
Net decrease in cash and cash equivalents for the period		(71,468)	(21,284)
Cash and cash equivalents at the beginning of the period	23	111,049	71,798
Effect of changes in exchange rates on cash held		1,972	240
Cash and cash equivalents at the end of the period		41,553	50,754
[3]

During the three and six months ended June 30, 2024 losses for POCI loans were erroneously classified as Impairment loss on trade and loan receivables and change in fair value of loans receivable. For such loans originated in respect to the associates, the Company determined that they have zero fair value upon recognition. Therefore, the difference between the fair value at recognition and the cash paid was considered as an additional investment in the equity of the associate (see Note 16 and Note 33).

The accompanying notes are an integral part of these consolidated financial statements.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

1.Reporting entity

GDEV Inc. (formerly, Nexters Inc.) (the “Company”) is a company incorporated under the laws of the British Virgin Islands on January 27, 2021, which was formed for the sole purpose of effectuating a merger with Kismet Acquisition One Corp, a special purpose acquisition company (“Kismet”).

The mailing and registered address of GDEV Inc.’s principal executive office is 55, Griva Digeni, 3101, Limassol, Cyprus.

GDEV Inc. is the direct parent of Nexters Global Ltd, which was incorporated in Cyprus on November 2, 2009 as a private limited liability company under the Cyprus Companies Law, Cap. 113. Nexters Global Ltd’s registered office is at Faneromenis 107, 6031, Larnaca, Cyprus. Nexters Global Ltd generates the majority of the Company’s revenues.

These interim condensed consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at June 30, 2025 and December 31, 2024 and for the three and six months ended June 30, 2025 and 2024.

The principal activities of the Company and its subsidiaries (the “Group”) are the development and publishing of online games for mobile, web and social platforms. The Group also derives revenue from advertising services. Information about the Company’s main subsidiaries is disclosed in Note 27.

The Group’s ordinary shares and warrants are listed on Nasdaq under the symbols GDEV and GDEVW, respectively.

The Group has no ultimate controlling party.

2.Basis of presentation

2.1.Statement of compliance

The accompanying interim condensed financial information that refer to the period ended on June 30, 2025, have been prepared in accordance with the International Accounting Standard (IAS) 34 “Interim Financial Reporting”.

These interim condensed consolidated financial statements were authorized for issue by the Group’s Board of Directors on August 28, 2025.

2.2.Basis of presentation

These interim condensed consolidated financial statements have been prepared based on historical cost basis unless disclosed otherwise and are presented in United States Dollars ($) which is also the functional currency of GDEV Inc. and Nexters Global Ltd. All amounts are presented in thousands, rounded to the nearest thousand unless indicated otherwise.

3.Summary of material accounting policies

The accounting policies have been applied consistently throughout the periods presented in these interim condensed consolidated financial statements and were the same as those described in the Group’s consolidated financial statements for the year ended December 31, 2024.

4.Accounting judgments, estimates and assumptions

In preparing these interim condensed consolidated financial statements, management has made judgements and estimates that affect the application of accounting policies and the reported amounts of assets, liabilities, incomes and expenses. Actual results may differ from these estimates.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

The significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in the Group’s consolidated financial statements for the year ended December 31, 2024.

5.Segment reporting

A.Basis for segmentation

The Group operates through five operating segments, which are Nexters Global Ltd, Cubic Games Studio Ltd, MX Capital Ltd, Castcrown Ltd and Gamegears Ltd, while one of them are not considered to be reportable segments based on the criteria (quantitative thresholds) of IFRS 8. The financial information reviewed by our Chief Operating Decision Maker, which is our Board of Directors, is included within the operating segments mentioned above for purposes of allocating resources and evaluating financial performance.

The following summary describes the operations of the reportable segment:

Reportable segments	Operations
Nexters Global Ltd	Game development and publishing
Cubic Games Ltd	Game development and publishing
Gamegears Ltd	Game development and publishing
Castcrown Ltd	Game development and publishing

B.Information about reportable segments

Information related to the reportable segment is set out below. Segment Management EBITDA is used to measure performance because management believes that this information is the most relevant in evaluating the results of the respective segments relative to the segments that operate in the same Group and is the primary measure reviewed by our Chief Operating Decision Maker.

The Company defines Management EBITDA as the net income/loss before income tax as presented in the Group’s consolidated financial statements in accordance with IFRS, adjusted to exclude (i) goodwill and investments in equity accounted associates’ impairment, (ii) finance income and expenses, (iii) share of loss of equity-accounted associates, (iv) depreciation and amortization, (v) share-based payments expenses, (vi) net effect from recognition of deferred net revenues, (vii) impairment loss on trade receivables and loan receivables, (viii) change in fair value of share warrant obligations and other financial instruments and (ix) certain non-cash or other special items that we do not consider indicative of our ongoing operating performance.

The Segment Management EBITDA for Castcrown Ltd is shown as 0 due to the fact it is already reflected as a adjustment being the share of loss of equity-accounted associates (see Note 16).

For the six months ended June 30, 2025	Nexters Global Ltd	Cubic Games Ltd	Gamegears Ltd	Castcrown Ltd	Other segments and corporate activities	Total
Segment revenue	208,858	7,578	498	—	—	216,934
Segment Management EBITDA	8,309	(1,540)	(1,637)	—	(3,940)	N/a

For the six months ended June 30, 2024	Nexters Global Ltd	Cubic Games Ltd	Gamegears Ltd	Castcrown Ltd	Other segments and corporate activities	Total
Segment revenue	204,149	8,606	—	—	—	212,755
Segment Management EBITDA	31,427	310	(3)	—	(9,628)	N/a

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

For the three months ended June 30, 2025	Nexters Global Ltd	Cubic Games Ltd	Gamegears Ltd	Castcrown Ltd	Other segments and corporate activities	Total
Segment revenue	115,903	3,657	351	—	—	119,911
Segment Management EBITDA	805	(888)	(874)	—	(824)	N/a

For the three months ended June 30, 2024	Nexters Global Ltd	Cubic Games Ltd	Gamegears Ltd	Castcrown Ltd	All other segments	Total
Segment revenue	101,440	4,383	—	—	1	105,824
Segment Management EBITDA	14,325	13,008	—	—	(9,631)	N/a

C.Reconciliation of information on reportable segment to the amounts reported in the financial statements

	Six months ended	Six months ended	Three months ended	Three months ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Profit before income tax
Management EBITDA for reportable segments	5,132	31,427	(2,372)	14,325
Management EBITDA for other segments	(3,940)	(9,321)	591	3,377
Net effect from recognition of deferred net revenues	34,620	(4,307)	22,788	(1,677)
Depreciation and amortization	(3,272)	(2,942)	(1,662)	(1,341)
Finance income	3,101	1,721	1,202	852
Finance expenses	(220)	(3,926)	(118)	(583)
Share-based payments expense	(463)	(390)	(382)	(192)
Impairment loss on trade receivables and loans receivable	(2)	—	(378)	—
Change in fair value of share warrant obligation and other financial instruments	100	265	213	405
Share of loss of equity-accounted associates	(1,715)	(2,073)	(1,715)	(186)
Other operating income	470	721	54	720
Consolidated profit before income tax	33,811	11,175	18,221	15,700

6.Earnings per share

Basic earnings/(loss) per share amounts are calculated by dividing profit/(loss) for the period net of tax attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the period.

Diluted earnings/(loss) per share amounts are calculated by dividing the net profit/(loss) for the period net of tax attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the period plus the weighted average number of ordinary shares that would be issued on conversion of all the potentially dilutive instruments into ordinary shares.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

The following reflects the earnings and number of shares used in basic and diluted loss per share computations for the three and six months ended June 30, 2025 and 2024:

	Six months ended	Six months ended	Three months ended	Three months ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Profit for the year net of tax attributable to ordinary equity holders of the parent for basic earnings	30,891	9,311	16,625	14,714

Weighted average number of ordinary shares for basic earnings per share	18,124,482	18,295,642	18,131,797	18,113,102
Weighted average number of ordinary shares for diluted earnings per share	18,420,761	18,453,001	18,519,769	18,270,461
Earnings per share:
Earnings attributable to ordinary equity holders of the parent, US$ - basic	1.70	0.51	0.92	0.81
Earnings attributable to ordinary equity holders of the parent, US$ - diluted	1.68	0.50	0.90	0.81

The Company does not consider the effect of its public warrants, and its private placement warrants in the calculation of diluted loss per share, since they do not have a dilutive effect as at the reporting date as they are out of the money. Deferred exchange shares are also not considered by the Company in the calculation of the basic and diluted earnings per share due to the expiration of the right to their receipt in respect of the entire number of 2,000,000 deferred exchange shares as of the reporting date.

7.Revenue and other operating income

The following table summarizes revenue from contracts with customers for the three and six months ended June 30, 2025 and 2024:

	Six months ended	Six months ended	Three months ended	Three months ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
In-game purchases	206,672	197,807	114,438	99,190
Advertising	10,253	14,948	5,470	6,634
Licensing	9	—	3	—
Total	216,934	212,755	119,911	105,824

The following table sets forth revenue disaggregated based on geographical location of our paying users:

	Six months ended	Six months ended	Three months ended	Three months ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
US	73,801	72,277	40,392	36,740
Europe	68,932	61,740	38,502	30,998
Asia	42,722	47,572	23,243	22,660
Other	31,479	31,166	17,774	15,426
Total	216,934	212,755	119,911	105,824

93% of the Group’s total revenues for the six months ended June 30, 2025 was generated by Hero Wars game title (90% - for the six months ended June 30, 2024). Of our total revenues for the six months ended June 30, 2025 147,046 is revenue recognized over a period of time (158,862 – for the six months ended June 30, 2024) and remaining revenue concerns revenue recognized at a point in time (Note 25). During the six months ended June 30, 2025 and 2024 no individual end customer accounted for more than 10% of our revenues.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

The other operating income mainly consists of grant received by Nexters Studio Armenia from the Ministry of Digitalization associated with the personal income tax benefit applicable to our employees in the amounts of 318 and 565 for the six months ended June 30, 2025 and 2024.

8.Game operation cost

Game operation cost consists of employee benefits expenses, technical support services and the depreciation and amortization of the relevant assets. The following table summarizes game operation cost for the three and six months ended June 30, 2025 and 2024.

	Six months ended	Six months ended	Three months ended	Three months ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Employee benefits expenses	(14,601)	(16,112)	(7,335)	(7,764)
Technical support services	(11,165)	(7,386)	(5,835)	(3,851)
Depreciation and amortization	(2,094)	(1,710)	(1,051)	(780)
	(27,860)	(25,208)	(14,221)	(12,395)

Technical support services mainly relate to maintenance and upgrades of the Group’s software applications provided by a third party and costs associated with hosting services.

9.Selling and marketing expenses

The following table summarizes selling and marketing expenses for the three and six months ended June 30, 2025 and 2024:

	Six months ended	Six months ended	Three months ended	Three months ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Advertising costs	(91,460)	(106,168)	(50,900)	(45,038)
Employee benefits expenses	(2,747)	(3,803)	(1,394)	(2,079)
Depreciation and amortization	(358)	(570)	(209)	(256)
	(94,565)	(110,541)	(52,503)	(47,373)

10.General and administrative expenses

The following table summarizes general and administrative expenses for the three and six months ended June 30, 2025 and 2024:

	Six months ended	Six months ended	Three months ended	Three months ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Employee benefits expenses	(8,196)	(7,475)	(4,417)	(3,634)
Professional fees	(5,794)	(5,175)	(3,113)	(3,333)
Insurance liability expense	(165)	(645)	(60)	(322)
Other operating expenses	(1,795)	(2,173)	(1,024)	(977)
Depreciation and amortization	(820)	(662)	(402)	(305)
	(16,770)	(16,130)	(9,016)	(8,571)

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

11.Finance income and finance expenses

The following table summarizes financial income and expenses for the three and six months ended June 30, 2025 and 2024:

	Six months ended	Six months ended	Three months ended	Three months ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Interest income under the effective interest method on:
- Debt securities - at amortised cost	587	952	312	527
- Debt securities - at FVOCI	34	34	18	17
- Loans receivable	26	25	11	25
- Tax refund	—	48	—	—
- Bank deposits	251	—	69	—
Total interest income arising from financial assets	898	1,059	410	569
Dividend income:
- Equity securities at FVTPL	408	662	146	283
Financial assets at FVTPL - net change in fair value:
- Mandatorily measured at FVTPL - held for trading	182	—	(373)	—
Net foreign exchange gain	1,613	—	1,019	—
Finance income ‑ other	2,203	662	792	283
Financial assets at FVTPL - net change in fair value:
- Mandatorily measured at FVTPL - held for trading	—	(1,002)	—	(429)
Interest expense	(44)	(40)	(26)	(18)
Bank charges	(176)	(173)	(92)	(87)
Unwinding of discount on the put option liability	—	(129)	—	—
Net foreign exchange loss	—	(2,582)	—	(49)
Finance expenses	(220)	(3,926)	(118)	(583)
Total	2,881	(2,205)	1,084	269

12.Taxation

For the six months ended June 30, 2025 and 2024 the Group recognized income tax expense in the amount of 2,920 and 1,864 respectively.

The applicable tax rate used for reconciliation of the effective tax rate below is 12.5%, which is the tax rate enacted in Cyprus, the place where our revenue is mainly generated, at the end of the reporting period. The holding company is established in British Virgin Islands which have a zero-rated income tax regime.

(a)Cyprus IP box regime

In 2012, the government of Cyprus introduced a regime applicable to Intellectual Property (IP) (the ‘Old IP Regime’). The provisions of the Old IP regime allow for an 80% deemed deduction on royalty income and capital gains upon disposal of IP, owned by Cypriot resident companies (net of any direct expenses and amortization amounts over a 5-year period), bringing the effective tax rate on eligible IP income down to 2.5%.

In 2016, the House of Representatives passed amendments to the Income Tax Law (the ‘New IP Regime’) in order to align the current Cyprus IP tax legislation with the provisions of Action 5 of the OECD’s Base Erosion and Profit Shifting (BEPS) project. The amendments apply retroactively, from July 1, 2016, but according to transitional arrangements, companies benefiting from the Old IP Regime could continue to apply its provisions until June 30, 2021, as long as the IP assets either generated income or their development was completed as at June 30, 2016. Therefore, the Group continued to benefit from the Old IP Regime up to June 30, 2021.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

Starting from July 1, 2021, the Group applies the provisions of the New IP Regime, which are based on the nexus approach. According to the nexus approach, for an intangible asset to qualify for the benefits of the regime, there needs to be a direct link between the qualifying income and the qualifying expenses contributing to that income. An amount equal to 80% of the qualifying profits earned from qualifying intangible assets are excluded from the taxable profit and, as a result, the effective tax rate on eligible IP income can be as low as 2.5%.

Under both the Old and the New IP Regimes, in case a loss arises instead of profit, the amount of loss that can be set off is limited to 20%. The respective tax loss can be carried forward and utilized for the period of 5 years. Ending of the Old IP Box regime on June 30, 2021 and transition to the New IP Regime does not affect the amount of income tax recognized at June 30, 2025, nor is it expected to increase the Group’s future current tax charge significantly.

(b)Reconciliation of the effective tax rate

The reconciliation of the effective tax rate to a statutory tax rate is presented in a table below:

	Six months ended	Six months ended	Three months ended	Three months ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Profit before income tax	33,811	11,175	18,221	15,700
Tax calculated at the applicable tax rate	(4,226)	(1,397)	(2,277)	(1,960)
Effect of different tax rates in other countries	(79)	(85)	(47)	(81)
Tax effect of expenses not deductible for tax purposes and non-taxable income	(645)	(1,414)	(558)	(313)
Tax effect of deductions under special tax regimes	3,432	1,843	2,041	1,522
Tax effect of tax losses brought forward	337	178	151	126
Tax effect of not recognised deferred tax asset regarding the loss carryforward	(338)	(178)	(152)	(126)
Overseas tax in excess of credit claim used during the period	(1,401)	(811)	(754)	(154)
Income tax expense	(2,920)	(1,864)	(1,596)	(986)

Income tax liability as at the balance sheet date is 3,757 (3,029: as at December 31, 2024) and includes an amount of 562 recognized for certain tax uncertainties and risks regarding the determination of taxable income resulting from the acquisition of Cubic Games Studio Ltd.

(c)Uncertainty over the income tax treatment and unrecognized deferred tax asset

Under the Cypriot law the tax losses may be carried forward for five years. Group companies may deduct losses against profits arising during the same tax year. As at June 30, 2025 the Group did not recognize a deferred tax asset of 20 resulting from the tax losses reported in 2021, because of the uncertainties regarding the Group’s ability to use the losses carried forward against the taxable profits in the future (as at December 31, 2024: 21). Tax losses for which no deferred tax asset was recognized mainly expire in 2026.

(d)Prepaid tax

As at June 30, 2025 and December 31, 2024, prepaid tax amount relates to overpaid corporate income tax by Cubic Games Studio Ltd. On February 16, 2024, the tax examination of Nexters Global Ltd was finalised and the refund was approved and used to offset the tax liability for the years 2022 and 2023.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

13.Property and equipment

During the six months ended June 30, 2025, the Group acquired property and equipment with a cost of 194 (six months ended June 30, 2024: 138). Assets in amount of 7 were disposed of by the Group during the six months ended June 30, 2025 (six months ended June 30, 2024: 2). Depreciation for the six months ended June 30, 2025 amounted to 242 (six months ended June 30, 2024: 180).

14.Intangible assets and goodwill

Intangible assets

During the six months ended June 30, 2025 the Group has acquired intangible assets with a cost of 3 (six months ended June 30, 2024: 0). Assets in amount of 2 were disposed of by the Group during the six months ended June 30, 2025 (six months ended June 30, 2024: 0). Depreciation for the six months ended June 30, 2025 amounted to 2,149 (six months ended June 30, 2024: 1,969)

15.Investments in equity accounted associates

MX Capital Ltd

On January 27, 2022, the Company entered into a share purchase agreement to acquire 48.8% of the issued share capital of MX Capital Ltd, a company with headquarters in Limassol, Cyprus, from Everix Investments Ltd, a Company’s shareholder, for consideration of 15,000. MX Capital Ltd stands behind the RJ Games studio, developer of Puzzle Breakers, a new mobile midcore game that is associated with both puzzle and RPG genres. The transaction was fully executed on February 4, 2022.

Further earn-out payments of up to 35,000 may increase the consideration depending on achievement of certain agreed metrics by MX Capital Ltd (the “sellers earn-outs”). The fair value of such contingent consideration at acquisition was estimated at 2,297, based on Monte-Carlo simulations of monthly marketing expenses of the group’s financial model leading to expected pay-outs of earnouts.

The sellers earn-outs (contingent consideration) meet the definition of financial liabilities on the basis that they shall be settled in variable amounts of shares and/or cash depending on the achievement of certain targets by the relevant associates and are recognized within the line Other non-current liabilities in this consolidated statement of financial position. As at December 31, 2024 and June 30, 2025 these liabilities amounted to 0.

On the same date, the Company entered into a shareholders’ agreement with the remaining shareholder of MX Capital Ltd, which provided for a put and call options allowing the Company to obtain control over 100% of the issued share capital of MX Capital Ltd (the option shares). The price payable under the put and call options depends on achievement of certain agreed KPIs by MX Capital Ltd. The fair value of such symmetric option as at December 31, 2024 was 0 for the asset and 15,002 for the liability with no changes in value during the six months ended June 30, 2025.

Pursuant to the terms of the agreement, in case that MX Capital did not achieve certain KPIs there would be a minimum value of 15,000 to be paid to shareholders of MX Capital. MX Capital did not achieve the KPIs and accordingly the value of the option is equal to the minimum value to be paid. The situation is the same in both years, resulting in no change to the value of the option.

Also, depending on the achievement of another set of KPIs by MX Capital Ltd, the Company must pay the remaining shareholders an amount not exceeding 100,000 as further consideration for the sale of the option shares (the “Founders earn-outs”).The fair value of Founders earn-outs at acquisition was 258 based on Monte-Carlo simulations of monthly marketing expenses of the group’s financial model leading to expected pay-outs of earnouts. As at both December 31, 2024 and June 30, 2025 these liabilities amounted to 0.

The MX Capital group’s profit net of tax for the period ended June 30, 2025 amounted to 301 GDEV Inc.’s share of this profit was 147, but it is not reflected in the consolidated statement of profit or loss, as the amount of unrecognized group losses for the previous periods prevail the amount of profits earned.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

Castcrown Ltd

On January 27, 2022, the Company entered into a share purchase agreement to acquire approximately 49.5% of the issued share capital of Castcrown Ltd for a total consideration of 2,970. Castcrown Ltd stands behind Royal Ark, a game studio responsible for two survival RPG titles – Dawn of Zombies and Shelter Wars. On the same date, the Company entered into a shareholders’ agreement with the remaining shareholders of Castcrown Ltd, which provided for a put and call option agreement allowing the Company to obtain control over 100% of the issued share capital of Castcrown Ltd. The call option may be exercised no later than April 1, 2027. The put option may be exercised from April 1, 2027 to July 1, 2027. The price payable under the put and call options depends on achievement of certain agreed metrics by Castcrown Ltd and is based on a discount to a projected future enterprise valuation of the Company. In consideration for being granted this call option, the Company agreed to pay to the remaining shareholders an option premium of 1,200 (subject to the adjustment associated with the completion accounts, which related to the performance of Castcrown Ltd prior to the transaction). Following the finalization of the completion accounts, the option premium was adjusted to 515 and was paid to the remaining shareholders in February 2023. This convertible loan was measured through FVTPL. As at December 31, 2024 and June 30, 2025 these liabilities amounted to 0.

The Castcrown group’s loss net of tax for the period ended June 30, 2025 amounted to 5,742, GDEV Inc.’s share of this loss was 2,846, but it is not reflected in the consolidated statement of profit or loss, as the Group recognizes only the amount of losses until the moment carrying amount of the investment becomes zero.

During the six months ended June 30, 2025 certain loans granted to Castcrown Ltd. for which settlement was not likely to occur in the foreseeable future were treated as the investments into equity-accounted associates in accordance with IAS 28.38 (refer to Note 16 for details).

LEVELAPP Ltd

On October 23, 2023, the Company entered into the share purchase agreement with Applife Limited to acquire 1 ordinary share for the consideration of 1 EUR. The seller has a right to repurchase the mentioned share for the same consideration provided all the outstanding amounts due are fully paid to the Company.

Carrying amounts of investments in equity accounted associates

The carrying amount of investments in our consolidated statement of financial position as at December 31, 2024 being equal to 0 represents the initial values of the investment in MX Capital Ltd and Castcrown Ltd less share of loss of a respective associate and impairment loss (where applicable).

No additional impairment was charged during the year ended December 31, 2024 and six months ended June 30, 2025.

16.Loans receivable

Loan provided to MX Capital Ltd.

As part of the share purchase agreement with MX Capital Ltd, the Company entered into a loan agreement with the associate for a total amount of up to 43,000 plus the amount of debt owed by MX Capital Group to an affiliate of a previous shareholder in the total amount of 1,888. The first tranche of the loan for an amount of 8,000 was paid on February 4, 2022 upon the consummation of the acquisition of interest in MX Capital Ltd. On the same date, an additional 1,888 was granted to MX Capital Ltd, being the total debt owed to the affiliate of the former shareholder.

The second tranche of the loan for an amount of 13,000 was paid on July 6, 2022 based on the fact that certain conditions were satisfied. Tranches of 16,000 and 6,000 which should have been available for drawing after February 1, 2023 and September 1, 2023, respectively,

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

have not been granted as certain conditions were not met. The loan bears interest of 7% per annum and is secured by a pledge of shares in MX Capital Ltd. All amounts granted are due on April 1, 2027.

Management has evaluated the remaining undrawn commitments under the loans to MX Capital Ltd and, given that the conditions of the remaining tranches were not expected to be met by the borrower, the respective traches have not been recognized because their fair value is nil.

Loans provided to Castcrown Ltd.

As part of the share purchase agreement with Castcrown Ltd, the Company entered into an unsecured convertible notes agreement on March 30, 2022 for the amount of up to 16,000 at an interest on 7% p.a. with the due date on March 31, 2025. The first tranche of the notes amounting to 1,500 was acquired on April 1, 2022 and the second tranche in the amount of 6,000 was acquired on May 31, 2022. A third tranche of 8,500 was not issued as at the date of the annual consolidated financial statements, as Castcrown Ltd did not achieve certain performance targets by December 31, 2024, which is a condition to issuance. Pursuant to the original terms of the notes, the Company could convert the notes no earlier than December 31, 2024, unless Castcrown Ltd has met the performance targets earlier than that.

Based on the new agreement concluded on August 31, 2023 the Company acquired an additional tranche of 600 at an interest of 7% p.a.

Based on the new convertible note agreement signed on February 15, 2024, the Group acquired the convertible notes issued by Castcrown Ltd in the amount of 900 at an interest of 7% p.a. with the due date on May 31, 2025. On the same date a deed of amendment was concluded for the previously issued convertible notes, under which the deadline for conversion and meeting the performance targets was changed to May 31, 2025. On June 30, 2025 it was changed to July 31, 2025.

On May 14, 2024 a new convertible loan agreement was signed in the amount of 400 at an interest of 7% p.a. with the due date of May 31, 2025.

The fair value of conversion feature amounted to 0 as at both December 31, 2024 and June 30, 2025.

The convertible loans are accounted at fair value through profit or loss as the criteria for “the contractual terms of the financial asset give rise to cash flows that are solely payments of principal, and interest on the principal amount outstanding” is not met as the interest rate on convertible bonds is lower than market rate because the holder of the bond gets the benefit of choosing to take redemption in the form of cash or shares. The contractual cash flows are therefore not solely payments of principal and interest on the principal amount outstanding.

On March 26, 2024 a new loan agreement was signed for an amount of 649 (600 EUR) at an interest of 15% p.a. with the due date on September 25, 2025. The loan is accounted at amortized cost.

On May 23, 2024 a new loan agreement was signed for an amount of 112 (100 EUR) at an interest of 15% p.a. with the due date on November 23, 2025. The loan is accounted at amortized cost.

On August 19, 2024 a new loan agreement was signed for an amount of 933 (850 EUR) at an interest of 15% p.a. with the due date on February 19, 2026. The loan is accounted at amortized cost.

On November 12, 2024 a new loan agreement was signed for an amount of 1,500 at an interest of 12% p.a. with the due date on May 11, 2026. The loan is accounted at amortized cost.

On December 17, 2024 a new loan agreement was signed for an amount of 3,000 at an interest of 12% p.a. with the due date on June 17, 2026. The loan is accounted at amortized cost.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

On May 1, 2025 a new loan agreement was signed for an amount of 1,020 (1,000 EUR) at an interest of 12% p.a. with the due date on October 30, 2026.

On June 10, 2025 a new loan agreement was signed for an amount of 1,000 at an interest of 12% p.a. with the due date on December 5, 2026.

The full amount of these loans was not expected to be settled in the foreseeable future, therefore it was treated as the investment into the equity-accounted associates in accordance with IAS 28.38.

Loans provided to LEVELAPP Ltd.

On June 20, 2023, the Company entered into a loan agreement with LEVELAPP Ltd for 260. On June 20, 2023, the Guarantor, Applife Limited, and the Lender entered into the Deed of Shares Pledge and Assignment where 40% of all registered shares of Applife Limited were pledged.

As part of the share purchase agreement with LEVELAPP Ltd, the Company entered into a secured convertible notes agreement on October 23, 2023. The first tranche of the notes amounting to 678 was acquired on October 26, 2023, while 260 of the previously granted loan was repaid by the end of 2023.

On February 16, 2024 the Group acquired additional notes of LEVELAPP Ltd amounting to 312 based on convertible loan agreement. On June 7, 2024 the Group agreed to extend the repayment date of the convertible loan note to October 30, 2025. On September 6, 2024 the Group agreed to decrease the percentage of pledged shares number to 10% of the issued and outstanding shares of Applife Limited.

The full amount of this tranche was not expected to be settled in the foreseeable future, therefore it was treated as the investment into the equity-accounted associates in accordance with IAS 28.38.

Carrying amount of Loans receivable

	2025	2024
Balance at January 1	226	148
New loans granted	368	601
Repayments of principal	(316)	(472)
Interest charged	26	70
Foreign exchange (gain) / loss	197	(62)
Write-off of loans receivable	—	(59)
Balance at June 30 / December 31	501	226

For the six months ended June 30, 2025 and 2024, no additional expected credit losses were recognized in relation to the loan receivable from MX Capital Ltd, but an amount of 312 was recognized in relation to the loan receivable from LEVELAPP Ltd for the six months ended June 30, 2024. For the six months ended June 30, 2025 no change in fair value of loan receivable relates to the loan receivable to Castcrown Ltd (for the six month ended June 30, 2024: 1,265).

The change in fair value on the loan receivable to Castcrown Ltd was estimated based on provisions of IFRS 9 on an individual basis as 100% of the total amount as this is the percentage of cases in which the borrower will be in default based on Monte-Carlo simulation used by management to determine fair value of relevant financial instruments.

The amount of ECL on the loan receivable to Castcrown Ltd was accrued based on the provisions of IFRS 9 on an individual basis as 100% of the total amount less part of the payments started to be repaid based on additional agreement and factual repayment schedule.

The amount of ECL on the loan receivable to MX Capital Ltd was accrued based on the provisions of IFRS 9 on an individual basis as 100% of the total amount as this is the percentage of cases in which the borrower will be in default based on Monte-Carlo simulation

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

used by management to determine fair value of relevant financial instruments. The management also considers that the fair value of the shares pledged equals to 0 in the calculation of ECL.

The amount of ECL on the loan receivable to LEVELAPP Ltd was accrued based on the provisions of IFRS 9 on an individual basis as 100% of the total amount as this is the percentage of cases in which the borrower will be in default based on the performance indicators of the company. The management also considers that the fair value of the shares pledged equals to 0 in the calculation of ECL.

17.Leases

	Right-of-use assets	Lease liabilities
Balance at January 1, 2024	2,920	2,441
Additions	129	118
Loss on modification	25	22
Depreciation	(793)	—
Interest expense	—	40
Payments	—	(439)
Effect of foreign exchange rates	—	(47)
Balance at June 30, 2024	2,281	2,135

Lease liabilities - current		1,154
Lease liabilities - non-current		981

	Right-of-use assets	Lease liabilities
Balance at January 1, 2025	1,846	1,300
Additions	1,116	1,116
Depreciation	(881)	—
Interest expense	—	44
Payments	—	(386)
Derecognition of right-of-use assets/lease liabilities due to sale	(9)	(7)
Effect of foreign exchange rates	40	210
Balance at June 30, 2025	2,112	2,277

Lease liabilities - current		1,720
Lease liabilities - non-current		557

The amounts reflected in the item General and administrative expenses of the consolidated statement of profit or loss and other comprehensive income other than depreciation in relation to leases are presented in the table below:

	Six months ended	Six months ended	Three months ended	Three months ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Expense relating to short-term and low-value leases	102	139	51	80
Interest expense on lease liabilities	44	40	26	18
	146	179	77	98

On June 1, 2019 Nexters Global Ltd entered into a new lease agreement for the office spaces with a new owner in Larnaca, Cyprus. On June 1, 2021, the lease was renewed for another two years with an option of renewal after that date subject to the adjustment of the lease payments to the market conditions. On May 7, 2025, the lease was renewed again from June 1, 2025 until May 31, 2027 with an option of renewal after that date subject to the adjustment of the lease payments to the market conditions.

On March 24, 2020 Nexters Global Ltd entered into a new lease agreement over the office spaces in Limassol, Cyprus with a new owner. The lease runs for 5 years, with an option of obtaining a discount while paying the annual lease in advance. As the Group made such

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

payments and received the discount for the first year, and plans to do so in the future management decided to account for this option while determining the amount of right-of-use assets and lease liabilities. On March 5, 2025, upon termination of this lease agreement, a new lease agreement was signed over the same office spaces between GDEV Inc. and the same third party, beginning March 25, 2025 and running for 5 years.

On October 4, 2021 GDEV Inc. entered into a new lease agreement over the office spaces in Limassol, Cyprus. The lease original term was 3 years with an early termination option. Management decided not to account for this option while determining the amount of right-of-use assets and lease liabilities due to the fact that its exercise was not reasonably certain. The agreement was terminated in September of 2023.

On December 1, 2021 and October 4, 2022 Nexters Global Ltd entered into new lease agreements for vehicles. As the terms of the contracts were the same and were entered into at the same time with the same counterparty, the contracts were accounted for as a single contract. The lease original period was 5 years with an early termination option upon completion of 3 years. Management decided to account for this option while determining the amount of right-of-use assets and lease liabilities due to the fact its exercise is reasonably certain.

On August 9, 2022 Nexters Studio Armenia LLC entered into a new lease agreement over the co-working spaces in Yerevan, Armenia, the lease runs for 2 years. It was terminated at November 6, 2023. On December 1, 2023 Nexters Studio Armenia LLC entered into a sub-lease agreement for the same premises, but with a new lessor. In December 2024 it was renewed for one more year.

On March 1, 2023 Nexters Studio Armenia LLC entered into a new sub-lease agreement over the office spaces in Yerevan, Armenia, the lease runs for 1 year. Additionally, one more sub-lease agreement over the office spaces for 1 year was concluded on the May 5, 2023. In June, 2024 the agreement was renewed for 2 more years.

On June 22, 2023 Nexters Studio Armenia LLC entered into a new lease agreement over the warehouse spaces in Yerevan, Armenia, the lease runs for 1 year, which was modified and extended for 1 more year.

On July 7, 2023 Nexters Global Ltd entered into a new lease agreement over the office spaces in Limassol, Cyprus with a new owner. The lease runs for 3 years. In accordance with the lease agreement the annual lease shall be prepaid in advance.

On March 14 and May 7, 2025, Cubic Games Studio Ltd entered into two lease agreements for office spaces in Limassol, Cyprus, beginning on March 17 and May 7, respectively, and running for two years with an option of renewal after that date subject to the adjustment of the lease payments to the market conditions. As the market conditions at the lease expiration date cannot be reliably estimated as at the reporting date management decided not to account for the lease renewal option while determining the amount of right-of-use assets and lease liabilities in either of the two leases.

The Group measures the lease liability at the present value of the remaining lease payments as if the acquired lease were a new lease at the acquisition date. The Group initially measures the right-of-use asset at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

Other than the office and car leases discussed above the Company has no other material leases.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

Total cash outflow for leases recognized in the consolidated statement of cash flow is presented below:

	Six months ended	Six months ended	Three months ended	Three months ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Cash outflow for leases	342	399	209	112
Cash outflow for short-term and low-value leases	102	139	51	80
Total cash outflow for leases	444	538	260	192

All lease obligations of Cypriot companies are denominated in €. The rate of 3% per annum was used as the incremental borrowing rate.

18.Trade receivables and other current assets

	June 30, 2025	December 31, 2024
Trade receivables	40,310	32,886
Deposits and prepayments	3,637	4,274
VAT refundable	5,941	4,962
Other receivables	79	9
Total	49,967	42,131

The Group does not hold any collateral over the trade receivables balances, nor is there any related financing component.

The fair values of trade and other receivables approximate to their carrying amounts as presented above as they are mostly of a short-term nature.

The exposure of the Group to credit risk and impairment losses in relation to trade and other receivables is reported in Note 28 to these consolidated financial statements.

The amount of ECL balance in respect of trade and other receivables is 1,455 as at June 30, 2025 and 1,453 as at December 31, 2024.

19.Trade and other payables

	June 30, 2025	December 31, 2024
Trade payables	12,916	12,945
Accrued salaries, bonuses, vacation pay and related taxes	5,568	3,123
Provision for indirect taxes	2,289	2,253
Accrued professional services	1,331	713
VAT payable	12	75
Indirect taxes payables	135	434
Other payables and advances received	6,232	669
Total	28,483	20,212

The Group recognized a liability in respect of Cubic Games Studio Ltd and Nexters Global Ltd of 356 and 2,149, respectively, as at June 30, 2025 (as at December 31, 2024: 277 and 2,410) in relation to indirect taxes (VAT and withholding/sale taxes), as it considered that there is a present obligation as a result of past events with the probable outflow of resources.

The exposure of the Group to liquidity risk in relation to financial instruments is reported in Note 28 to these consolidated financial statements.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

20.Provisions for non-income tax risks

The provisions consist of probable tax risks of Cubic Games Studio Ltd of 998 as at June 30, 2025 and 1,233 as at December 31, 2024. The Group recognizes the indemnification asset in the same amount in its consolidated statement of financial position.

It is mainly related to the acquired company’s indirect taxes risks together with the interest and penalties accrued which could be claimed by the relevant tax authorities.

21.Share warrant obligation

The fair value of Private and Public Warrants as at June 30, 2025 and December 31, 2024 is determined using Level 1 inputs and is measured using the quoted market price.

As at December 31, 2024 and 2023 Public Warrants’ price was taken from the market.

The Bloomberg Trinomial Model was used to value Private warrants as at June 30, 2025 and December 31, 2024. This is an option pricing model that calculates values using three possible price movements (up, middle, down) at each time step. It uses standard market inputs (price, strike, rates, volatility, time) and is integrated into Bloomberg terminals. The input parameters are based on the implied market price of Public warrants, which are then used to assess the price of Private warrants.

	Public Warrants	Private Warrants	Total
Balance at January 1, 2024	852	426	1,278
Fair value adjustment	(177)	(88)	(265)
Balance at June 30, 2024	675	338	1,013

	Public Warrants	Private Warrants	Total
Balance at January 1, 2025	243	122	365
Fair value adjustment	(66)	(34)	(100)
Balance at June 30, 2025	177	88	265

The change in fair value of share warrant obligation is included in the line Change in fair value of share warrant obligation and other financial instruments in the interim condensed consolidated statement of profit or loss and other comprehensive income.

22.Other investments

Other investments consist of the following:

	June 30, 2025	December 31, 2024
Other investments - current
0.25% US treasury bills - at amortised cost	18,873	18,463
0% US treasury bills - at amortised cost	5,463	5,294
0.75% US treasury bills - at amortised cost	5,039	—
iShares USD Treasury Bond 0-1yr UCITS ETF - at fair value through profit or loss	5,043	—
	34,418	23,757
Other investments - non-current
1.7% federal bonds German Government - at fair value through other comprehensive income	3,365	3,015
iShares 20+ Year Treasury Bond ETF (TLT) - at fair value through profit or loss	13,238	13,100
	16,603	16,115

Debt securities classified as fair value through other comprehensive income, denominated in EUR mature in 2032.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

23.Cash and cash equivalents

	June 30, 2025	December 31, 2024
Current accounts	31,547	66,153
Bank deposits	6	25,005
Fiduciary deposits	10,000	—
1-month 0% US T-Bill”	—	19,891
Cash and cash equivalents	41,553	111,049

Impairment on cash and cash equivalents has been measured on a 12-month expected loss basis and reflects the short maturities of the exposures. The Group considers that its cash and cash equivalents has low credit risk based on the external credit ratings of the counterparties. Therefore, no impairment allowance was recognized as at June 30, 2025 and December 31, 2024.

Currency	June 30, 2025	December 31, 2024
United States Dollars	21,451	94,293
Euro	19,352	16,113
Russian Ruble	101	74
Armenian Dram	37	35
Kazakhstani Tenge	612	529
United Arab Emirates Dirham	—	5
Total	41,553	111,049

24.Share capital and reserves

Nature and purpose of reserves

Additional paid-in capital

The additional paid-in capital is used to recognize equity contributions from shareholders, Cubic Games Studio Ltd put option, exercise of share-based payments options and changes in fair value of other investments measured at FVOCI.

Cubic Games Studio Ltd’s sellers put option exercise notice

In February 2024 pursuant to the purchase agreement the Group issued 84,298 shares to certain sellers of Cubic Games Studio Ltd (i.e., Fat Slice Ltd, True Solutions Investments Ltd and Orly Holdings Ltd). In the same month they issued repurchase notices in accordance with the share purchase agreement for Cubic Games Studio Ltd for the maximum number of shares covered thereby: 101,601 shares for $100.00 per share. Based on these notices, the Group repurchased the shares in February of 2024. The amount of put option liability decreased by 10,160.

No similar notice was issued for an amount of 39,627 shares included in the put option liability. Therefore, an amount equal to 3,964 was reclassified to Additional paid-in capital in the consolidated financial statements ended December 31, 2024.

Share-based payments reserve

The share-based payments reserve is used to recognize the cost of equity-settled share-based payments provided to employees, including key management personnel and one service provider performing similar functions, as part of their remuneration, see Note 29 for further details.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

Treasury share reserve

When shares are repurchased, the amount of the consideration paid, which includes directly attributable costs, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented in the treasury share reserve. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity and the resulting surplus or deficit on the transaction is presented within share premium.

Tender offer and at - the - market offering

On December 19, 2023 GDEV Inc announced the commencement of a tender offer by the Company to purchase for cash a minimum of 1,500,000 of its ordinary shares, of no par value per ordinary share (the “Minimum Tender Condition”), up to a maximum of 2,000,000 shares, at a purchase price of $20.00 per share, net to the seller in cash, without interest, less any applicable withholding taxes, using funds available from cash and cash equivalents. The tender offer, proration period and withdrawal rights expired on January 18, 2024.

In accordance with the terms and conditions of the tender offer referenced above, and based on the final results reported by the Depositary, the Company has accepted for purchase 1,655,426 shares through the tender offer at a price of $20.00 per share, for an aggregate cost of approximately 33,109, excluding fees relating to the tender offer in the amount of 58, which are considered to be insignificant.

The shares acquired pursuant to the tender offer were classified as treasury shares, remaining available for the Company to issue in the future. In particular, subsequent to the completion of the tender offer, on September 12, 2024, the Company entered into a Sales Agreement (the “Sales Agreement”) with Cantor Fitzgerald & Co. and Oppenheimer & Co. Inc. (together, the “Agents”), under which the Company may offer and sell, from time to time, 1,757,026 ordinary shares of the Company, held in treasury (including the shares acquired pursuant to the tender offer), through a designated Agent in an “at the market offering,” as defined in Rule 415(a)(4) promulgated under the Securities Act.

In the fourth quarter of 2024 the Company sold 214 shares for the total amount of US$ 5,223, which was reclassified from Treasury share reserve to Additional paid-in capital. The ATM related expenses such as legal and advisory costs amounted to 424. Since the ATM program’s duration is three years and there is a reasonable expectation that more shares will be issued, mentioned costs were deferred as a prepaid expense. These costs are classified as Deferred ATM Offering Costs included in the caption Deposits and prepayments of the Consolidated Statement of Financial Position as at December 31, 2024 until further issuance of shares occurs. At that point, such costs will be reclassified as a decrease in Additional Paid-In Capital in accordance with IAS 32.37.

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations into the presentation currency of these consolidated financial statements; refer to the consolidated statement of changes in equity.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

Share capital

Share capital as at June 30, 2025 and December 31, 2024 consisted from the following:

	2024	2024
	Number of shares	US$

Ordinary shares of $0 each	18,111,016	—
	18,111,016	—

Issued and fully paid
Balance at January 1, 2024	19,764,141	—
Issue of ordinary shares related to business combination	84,298	—
Issue of shares resulting from options exercise	19,487	—
Repurchase of shares under the put options and expiration of the put options	(101,601)	—
Repaid fractional shares due to reverse stock split	(97)	—
Shares issued in the ATM	214	—
Repurchase of the shares resulted from Tender offer	(1,655,426)	—
Balance at December 31, 2024	18,111,016	—

	2025	2025
	Number of shares	US$

Ordinary shares of $0 each	18,130,090	—
	18,130,090	—

Issued and fully paid
Balance at January 1, 2025	18,111,016	—
Issue of ordinary shares related to business combination	—	—
Issue of shares resulting from options exercise	19,074	—
Repurchase of shares under the put options and expiration of the put options	—	—
Repaid fractional shares due to reverse stock split	—	—
Shares issued in the ATM	—	—
Repurchase of the shares resulted from Tender offer	—	—
Balance at June 30, 2025	18,130,090	—

Reverse share split

On August 21, 2024 the Group announced a ten-for one (10:1) reverse share split of its ordinary shares, of no par value per ordinary share (the “Reverse Share Split”). The Reverse Share Split became effective on August 28, 2024 and the Company’s ordinary shares began trading on a split-adjusted basis as at August 29, 2024.

Special Dividend

On February 20, 2025 the Company’s Board of Directors has authorized and approved a one-time, nonrecurring special cash dividend of $3.31 per share to the Company’s shareholders of record as of the close of business on March 3, 2025, representing an aggregate cash outflow of approximately $60 million, reducing the Company’s total cash and cash equivalents recorded on its Consolidated Statement of Financial Position as at December 31, 2024 commensurately. On March 11, 2025, the Company paid a dividend to various shareholders in the amount of 55,990, with an additional 4,020 remaining unpaid as at the date of these interim condensed financial statements due to legal constraints.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

25.Deferred revenue and deferred platform commission fees

Deferred revenue is associated with the portion of in-game purchases revenue that is recognized over time and is expected to be recognized over an estimated average playing period of the paying users. The performance obligations for both the virtual currency and the underlying virtual goods (comprising the right to use the virtual items and the maintenance of the digital game environment) have been assessed as highly interrelated and are therefore treated as a single performance obligation under IFRS 15. As a result, for the portion of unconverted currency expected to be used for durable items, revenue is recognized over the average playing period of paying users in our games beginning from the date of the virtual currency purchase. For the portion expected to be converted into consumable items, the unconverted virtual currency balance is included in the deferred revenue balance at the reporting date and recognized at a point in time upon the consumption of the virtual goods. At each period-end, we allocate the balance of unconverted virtual currency between consumable and durable items using the actual conversion mix observed during the reporting period.

The tables below summarize the change in deferred revenue and platform commission fees for the periods ended June 30, 2025 and 2024:

2024
Liabilities (Deferred Revenue)
January 1,2024	349,522

Deferred during the year	162,316
Released to profit or loss	(158,862)

June 30, 2024	352,976

Current portion	234,478
Non-current portion	118,498

Assets (Deferred platform commission fees)
January 1,2024	73,996

Deferred during the year	38,966
Released to profit or loss	(39,819)

June 30, 2024	73,143

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

2025
Liabilities (Deferred Revenue)
January 1,2025	332,584

Deferred during the year	103,290
Released to profit or loss	(147,046)

June 30, 2025	288,828

Current portion	200,025
Non-current portion	88,803

Assets (Deferred platform commission fees)
January 1,2025	67,110

Deferred during the year	27,498
Released to profit or loss	(37,149)

June 30, 2025	57,459

The Company uses a statistical estimation model to arrive at the average playing period of the paying users for each platform. As at both June 30, 2025 and December 31, 2024 player lifespan for Hero Wars averaged 28 and 29 months.  The estimated player lifespan in other Company games as at both June 30, 2025 and December 31, 2024 averaged 13 and 12 months.

The amount of revenue recognized at a point in time is 59,626 for the six months ended June 30, 2025 and 38,945 for the six months ended June 30, 2024. The amount of related platform commissions expenses recognized is 8,513 for the six months ended June 30, 2025 and 6,589 for the six months ended June 30, 2024.

As at June 30, 2025, unconverted virtual currency included in deferred revenue is 4,602, of which 3,653 was attributable to durable items and 949 to consumable items (December 31, 2024: 4,959 with 4,063 attributed to durable and 896 to consumable).

26.Related party transactions

As at June 30, 2025 and December 31, 2024, the Company’s key shareholders are Andrey Fadeev owning 21.97% of the Company’s issued and outstanding shares, Boris Gertsovsky owning 15.08%, and Dmitrii Bukhman and Igor Bukhman, each owning 20.54%.

An aggregate of 1,030,217 shares were acquired by the Company in the tender offer from one of the key shareholders of the Company and one of the key managers of the Group.

The transactions and balances with related parties are as follows:

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

(i)	Directors and key management’s remuneration

The remuneration of Directors and other members of key management was as follows:

	Six months ended	Six months ended	Three months ended	Three months ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Directors’ remuneration	709	579	477	345
-short-term employee benefits	409	579	177	345
-share-based payments	300	—	300	—
Other members of key management’s remuneration	655	627	320	220
-short-term employee benefits	491	469	237	203
-share-based payments	164	158	83	17
Total	1,364	1,206	797	565

(ii)	Licensing revenue

	Six months ended	Six months ended	Three months ended	Three months ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Vistrex Limited	9	—	2	—
	9	—	2	—
(iii)	Other operating income

	Six months ended	Six months ended	Three months ended	Three months ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Income from recharging of services from GDEV Inc. to Castcrown Ltd	30	—	30	—
	30	—	30	—

(iv)	Interest income

	Six months ended	Six months ended	Three months ended	Three months ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Castcrown Ltd	26	25	11	25
	26	25	11	25

(v)	Selling and marketing expense

	Six months ended	Six months ended	Three months ended	Three months ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Advertising services from Castcrown to GameGears Ltd	18	—	—	—
	18	—	—	—

(vi)	Trade and other receivables

	June 30, 2025	December 31, 2024
Receivable from Vistrex Ltd in GameGears Ltd	26	13
Receivable from Vistrex Ltd in Winchange Ltd	7	7
Receivable from Castcrown Ltd in GDEV Inc.	30	—
	63	20

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

(vii)	Loans receivable

	June 30, 2025	December 31, 2024
Loan to Castcrown Ltd - net (Note 17)	345	80
	345	80

The amount of ECL in respect of loans receivable from related parties is 42,717 and the amount related to the change in fair value is 8,246 as at June 30, 2025 and 25,166 and 8,624 as at December 31, 2024.

(viii)	Trade and other payables

	June 30, 2025	December 31, 2024
Payable to Castcrown Ltd from GameGears Ltd	—	(46)
	—	(46)

27.List of subsidiaries

Set out below is a list of subsidiaries of the Group. Ownership interest corresponds to voting rights.

	Ownership Interest	Ownership Interest
	June 30, 2025	December 31, 2024
Name	%	%
NHW Ltd	100	100
Nexters Global Ltd	100	100
Gamegears Ltd	100	100
Cubic Games Studio Ltd	100	100
Nexters Studio Armenia LLC	100	100
Nexters Studio Kazakhstan Ltd	100	100
Nexters Studio Portugal, Unipessoal LDA	100	100
Nexters Midasian FZ LLC	100	100
Nexters Finance Ltd	100	100
Nexters Lithuania UAB	100	100
GDEV Investments Ltd	100	100

NHW Ltd

On April 5, 2021, Nexters Global Ltd acquired 100% of the voting shares in NHW Ltd, a company registered in accordance with the laws of the Republic of Cyprus, for the total consideration of 24 (€20,000). The consideration was fully paid in cash. The acquisition has been accounted for using the acquisition method. NHW Ltd was incorporated in Larnaca, Republic of Cyprus on March 9, 2020. The registered office of the company is Faneromenis, 107, P.C. 6031, Larnaca, Cyprus. The company’s principal activities are publication and testing of program applications.

Nexters Global Ltd

Nexters Global Ltd was incorporated in Larnaca, Republic of Cyprus on November 2, 2009. The registered office of the Company is at Faneromenis 107, 6031, Larnaca, Cyprus. The company’s principal activities are game development and publishing.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

Gamegears Ltd (previously Dragon Machines Ltd and SGBOOST Limited)

Synergame Investment Ltd was incorporated in Limassol, Republic of Cyprus on September 1, 2021. The registered office of the company is Griva Digeni, 55, P.C. 3101, Limassol, Cyprus. The company’s principal activity are game development as well as the provision of independent developers with expertise and funds needed to launch their games and build successful international businesses. The company was renamed to SGBOOST Limited on May 12, 2022, to Dragon Machines Ltd on July 18, 2023 and, most recently, to Gamegears Ltd on August 27, 2024. On December 10, 2024 the Company acquired Winchange Ltd, which was previously accounted for as a part of Castcrown Ltd’s Group as associate.

Cubic Games Studio Ltd (previously Lightmap Ltd)

The group encompasses four legal entities – Lightmap Ltd, Cubic Games Ltd, Kadexo Ltd, Fellaway Ltd – each of which are incorporated in Cyprus. Lightmap Ltd is the owner of intellectual property (IP) rights. Cubic Games Ltd and Kadexo Ltd are the publishers of the games Pixel Gun 3D (“PG3D”) and Block City Wars (“BCW”), respectively. The publishers pay 97% of their revenue in license fees to Lightmap Ltd. Fellaway Ltd is dormant and is in the process of liquidation. Lightmap Ltd had an investment in another subsidiary entity, Britglow Ltd, which was also liquidated. The Group was renamed on July 18, 2023 to Cubic Games Studio Ltd.

Nexters Studio Armenia LLC

Nexters Studio Armenia LLC was incorporated in Yerevan, Armenia on April 8, 2022. The registered office of the company is Arabkir 23, Yerevan. The company’s principal activities are game development and support.

Nexters Studio Kazakhstan Ltd

Nexters Studio Kazakhstan Ltd was incorporated in Astana, Republic of Kazakhstan on May 5, 2022. The registered office of the company is Dinmuhamed Konaev Street, 14, Astana. The company’s principal activities are game development and support.

Nexters Studio Portugal, Unipessoal LDA

Nexters Studio Portugal, Unipessoal LDA was incorporated in Lisboa, Portugal on February 2, 2023. The registered office of the company is Avenidas Novas 1050 046 Lisboa. The company’s principal activities are game support and consulting services. As at the date of these consolidated financial statements the company has ceased its operations and is dormant.

Nexters Finance Ltd

Nexters Finance Ltd was incorporated in Limassol, Republic of Cyprus on April 7, 2023. The registered office of the Company is at 28 Oktovriou 313, 3105, Limassol, Cyprus. The company’s principal activities are financial activities such as provision of loans.

Nexters Midasian FZ LLC

Nexters Midasian FZ LLC was incorporated in Ras Al Khaimah Economic Zone in UAE on January 24, 2023. As at the date of these financial statements the company has not yet started its active operations.

Nexters Lithuania UAB

Nexters Lithuania UAB was incorporated in Vilnus, Lithuania on June 27, 2023. The registered office of the company is Didžioji, 18, Vilnius. As at the date of these financial statements the company has not yet started its active operations.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

GDEV Investments Ltd (previously Tourish Limited)

Tourish Limited was acquired in Nicosia, Cyprus on May 29, 2023. The registered office of the company is Georgiou Griva Digeni, 113, Astromeritis, 2722, Nicosia, Cyprus. As at the date of these financial statements the company has not yet started its active operations. The company was renamed GDEV Investments Ltd on October 26, 2023.

28.Financial instruments - fair values and risk management

A.Accounting classifications

The following table shows the carrying amounts of financial assets and financial liabilities as at June 30, 2025 and December 31, 2024.

The Company’s trade and other receivables, prepaid tax, indemnification asset and related tax liabilities, cash and cash equivalents, treasury notes recorded at amortized cost and trade and other payables approximate their fair value due their short-term nature. Company’s investments, current and non-current (other than the treasury notes) are accounted at fair value (either through profit and loss or through OCI). Loans receivable current and non-current are a reasonable approximation of their fair value as they have been impaired to their expected return.

Financial assets are as follows:

	June 30, 2025	December 31, 2024
Financial assets at amortized cost
Trade receivables	40,310	32,886
Cash	41,553	111,049
Loans receivable	501	226
Other investments - current	34,418	23,757
Total	116,782	167,918

	June 30, 2025	December 31, 2024
Financial assets measured at fair value
Other investments - current - fair value through profit or loss - Level 1	—	—
Other investments - non-current - fair value through other comprehensive income - Level 1	3,365	3,015
Other investments - non-current - fair value through profit or loss - Level 1	13,238	13,100
Total	16,603	16,115

Financial liabilities are as follows:

	June 30, 2025	December 31, 2024
Financial liabilities not measured at fair value
Trade and other payables	28,483	20,212
Total	28,483	20,212

	June 30, 2025	December 31, 2024
Financial liabilities measured at fair value
Put option liability - Level 3	15,002	15,002
Share warrant obligations - Level 1	265	365
Other non-current liabilities - Level 3	—	—
Total	15,267	15,367

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

B.Financial risk management

The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework.

The Group’s risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls, and monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and in the Group’s activities.

The Group has exposure to the following risk arising from financial instruments:

(i)	Credit risk

Credit risk arises when a failure by counterparties to discharge their obligations could reduce the amount of future cash inflows from financial assets on hand at the reporting date. The Group’s credit risk arises from Trade and other receivables, Loans receivable and Other investments. As at June 30, 2025 and December 31, 2024 the largest debtor of the Group constituted 30% and 29% of the Group’s Trade and other receivables, respectively, and the 3 largest debtors of the Group constituted 68% and 69% of the Group’s Trade and other receivables respectively.

Credit risk related to trade receivables is considered insignificant, since almost all sales are generated through major companies, with consistently high credit ratings. These distributors pay the Group monthly, based on sales to the end users. Payments are made within 3 months after the sale to the end customer. The distributors take full responsibility for tracking and accounting of end customer sales and send to the Group monthly reports that show amounts to be paid. The Group does not have any material overdue or impaired accounts receivable.

Credit risk related to Other investments is also insignificant due to the fact that they are represented by government bonds and US treasury notes which are rated AAA based on Fitch’s ratings.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	June 30, 2025	December 31, 2024
Loans receivables	501	226
Trade receivables	40,310	32,886
Cash	41,553	111,049
Other investments - current	34,418	23,757
Other investments - non-current	16,603	16,115

Expected credit loss assessment for corporate customers as at June 30, 2025 and December 31, 2024

The Group allocates each exposure a credit risk grade based on data that is determined to be predictive of the risk of loss (including but not limited to external ratings, audited financial statements, management accounts, and cash flows projections) and applying experienced credit judgment.

Loan receivables

Loan receivables are provided to associates and the Company’s employees. The Group considers that its loans provided to associates have increased credit risk based on the weak recent performance of associates due to general market conditions. As a result, the specific provisions for ECL were booked in respect of the loans to associates. The ECL and change in fair value balance in respect of Loan

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

receivables is 35,776 as at June 30, 2025 and 35,776 as at December 31, 2024. See Note 16 for the description of the methods used to estimate them.

Trade and other receivables

The ECL allowance in respect of Trade and other receivables is determined on the basis of the lifetime expected credit losses (“LTECL”). The Group uses the credit rating for each of the large debtors where available or makes its own judgment as to the credit quality of its debtors based on their most recent financial reporting or the rating assigned to their country of incorporation. After assigning the credit rating to each of the debtors the Group determines the probability of default (“PD”) and loss given default (“LGD”) based on the data published by the internationally recognized rating agencies. The determined amounts of allowances for ECL for each of the debtors are then adjusted for the forecasted macroeconomic factors, which include the forecasted unemployment rate in each of the countries where the debtors are incorporated and forecasted growth rate of the global gaming market from publicly available sources. The amount of ECL in respect of trade and other receivables is 1,455 as at June 30, 2025 and 1,453 as at December 31, 2024.

The following table provides information about the exposure to credit risk and ECL for trade receivables:

		Weighted	Gross
	Equivalent to external	average	carrying	Impairment loss	Credit
December 31, 2024	credit rating	loss rate	amount	allowance	Impaired
Low risk	Baa3 – A3	0.03%	32,283	(6)	No
Loss	Ca-C – Aa2	100%	1,447	(1,447)	Yes
			33,730	(1,453)

		Weighted	Gross
	Equivalent to external	average	carrying	Impairment loss	Credit
June 30, 2025	credit rating	loss rate	amount	allowance	Impaired
Low risk	Baa3 – A3	0.02%	41,301	(8)	No
Loss	Ca-C – Aa2	100%	1,447	(1,447)	Yes
			42,748	(1,455)

Specific ECL provision for the entire amount of certain accounts receivable was booked as at December 31, 2024 and June 30, 2025 even though their relevant external credit rating is associated with low credit risk. We did so on the basis of specific evaluation where the Company came to a view that notwithstanding the sufficient credit rating the receipt of these accounts receivable is not likely within the foreseeable future due to specific regulatory and commercial circumstances.

Cash and cash equivalents

The cash are held with financial institutions, which are rated BB- to A+ based on Fitch’s ratings.

(ii)	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s objective when managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions without incurring unacceptable losses or risking damage to the Group’s reputation.

The Group monitors the level of expected cash inflows on trade and other receivables together with expected cash outflows on trade and other payables over the next 90 days.

Excess cash is invested only in highly liquid triple A rated securities (mainly US treasury notes, bonds and ETFs).

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

The following are the contractual maturities of financial liabilities at the reporting date. The amounts are gross and undiscounted and include contractual interest payments.

December 31, 2024	Carrying amounts	Contractual cash flows	3 months or less	Between 3‑12 months	Between 1‑5 years
Non‑derivative financial liabilities
Lease liabilities	1,300	1,342	107	1,213	22
Trade and other payables	20,212	20,212	20,212	—	—
	21,512	21,554	20,319	1,213	22

December 31, 2024	Carrying amounts	Contractual cash flows	3 months or less	Between 3‑12 months	Between 1‑5 years
Derivative financial liabilities
Share warrant obligation	365	365	—	—	365
Put option liability	15,002	15,002	15,002	—	—
	15,367	15,367	15,002	—	365

June 30, 2025	Carrying amounts	Contractual cash flows	3 months or less	Between 3‑12 months	Between 1‑5 years
Non‑derivative financial liabilities
Lease liabilities	2,277	2,343	1,262	508	573
Trade and other payables	28,483	28,483	28,483	—	—
	30,760	30,826	29,745	508	573

June 30, 2025	Carrying amounts	Contractual cash flows	3 months or less	Between 3‑12 months	Between 1‑5 years
Derivative financial liabilities
Share warrant obligation	265	265	—	—	265
Put option liability	15,002	15,002	15,002	—	—
	15,267	15,267	15,002	—	265

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and/or equity prices will affect the Group’s income or the value of its financial instruments. The Company is not exposed to any equity risk.

The objective of the market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

a.	Currency risk

Currency risk is the risk that the values of and cash flows associated with financial instruments will fluctuate due to changes in foreign exchange rates. Currency risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the Company’s functional currency. The Group is exposed to foreign exchange risk arising from various currency exposures primarily with respect to the Euro, the Russian Ruble, Armenian Dram, Kazakhstani Tenge, United Arab Emirates Dirham, British pound sterling and Japanese Yen. The Group’s management monitors the exchange rate fluctuations on a continuous basis and acts respectively.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

The Group’s exposure to foreign currency risk was as follows:

			Armenian	Kazakhstani	United Arab	British
December 31, 2024	Euro	Russian Ruble	Dram	Tenge	Emirates dirham	pound sterling	Japanese yen
Assets
Loans receivable	212	—	13	—	—	—	—
Trade and other receivables	9,121	—	—	7	—	—	—
Cash	16,113	74	35	529	5	—	—
	25,446	74	48	536	5	—	—
Liabilities
Lease liabilities	(945)	—	(355)	—	—	—	—
Trade and other payables	(4,255)	—	(1,093)	(87)	(12)	(26)	(178)
	(5,200)	—	(1,448)	(87)	(12)	(26)	(178)
Net exposure	20,246	74	(1,400)	449	(7)	(26)	(178)

			Armenian	Kazakhstani	United Arab	British
June 30, 2025	Euro	Russian Ruble	Dram	Tenge	Emirates dirham	pound sterling	Japanese yen
Assets
Loans receivable	496	—	4	—	—	—	—
Trade and other receivables	11,792	—	30	7	2	—	—
Cash	19,352	101	37	612	—	—	—
	31,640	101	71	619	2	—	—
Liabilities
Lease liabilities	(2,087)	—	(191)	—	—	—	—
Trade and other payables	(7,001)	—	(1,684)	(213)	(11)	—	(92)
	(9,088)	—	(1,875)	(213)	(11)	—	(92)
Net exposure	22,552	101	(1,804)	406	(9)	—	(92)

Sensitivity analysis

A reasonably possible 10% strengthening or weakening of the United States Dollar against the following currencies as at December 31, 2024 and June 30, 2025 would have (decreased)/increased equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Strengthening of	Weakening of US$
December 31, 2024	US$ by 10%	by 10%
Euro	(2,025)	2,025
Russian Ruble	(7)	7
Armenian Dram	140	(140)
Kazakhstani Tenge	(45)	45
United Arab Emirates dirham	1	(1)
British pound sterling	3	(3)
Japanese yen	18	(18)
	(1,915)	1,915

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

	Strengthening of	Weakening of US$
June 30, 2025	US$ by 10%	by 10%
Euro	(2,255)	2,255
Russian Ruble	(10)	10
Armenian Dram	180	(180)
Kazakhstani Tenge	(41)	41
United Arab Emirates dirham	1	(1)
Japanese yen	9	(9)
	(2,116)	2,116

b.	Interest risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to the risk of changes in market interest rates is minimal as it does not have long-term debt obligations with floating interest rates or material fixed-rate debt instruments carried at fair value.

C.Measurement of fair values

The following table shows a reconciliation from the opening balances to the closing balances for financial liabilities based on Level 3 fair values, except for share warrant liability, which fair valuation was calculated based on Level 3 inputs as at opening balance of year 2024 and 2025.

	Share warrant	Put option
	obligation (Note 4)	liability (Note 4)
Balance at January 1, 2024	1,278	28,995
Net change in fair value	(265)	(13,993)
Balance at June 30, 2024	1,013	15,002

	Share warrant	Put option
	obligation (Note 4)	liability (Note 4)
Balance at January 1, 2025	365	15,002
Net change in fair value	(100)	—
Balance at June 30, 2025	265	15,002

As at both June 30, 2025 and 2024 there were no financial assets with fair value of Level 3.

29.Share-based payments

In 2016 the Company adopted a Long-Term Incentive Plan (“LTIP”). Under the LTIP key employees and deemed employees (individuals providing similar personal services) rendered services to the Group in exchange for share options (further referred to as “options”). Within the LTIP several tranches of share options for Nexters Global’s Class A shares and Class B shares were issued as stated below.

In addition to the LTIP, in November 2021 the Company approved its 2021 Employee Stock Option Plan (the “ESOP”). Under the ESOP, key staff employed by the Group and our independent non-executive directors have rendered services in exchange for equity instruments.

The Company granted a number of share options under the ESOP, including:

●	Newly granted share options;

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

●	Share options, which represent modification of the outstanding options (see Modified complex options further below).

The common condition for both of these share option types is that they have service condition. The Group’s management believes that all employees, which received share-based compensation will continue to contribute to the Group’s projects and/or be employed by the Group during the respective vesting periods.

Below is the descriptions of the options granted:

Type of options	Grant Date	No. of options outstanding		Vesting period	Vesting conditions
ESOP options	November 2021, depending on the employee	196,053	*	2021-2026	Service condition
LTIP - Modified Class B complex vesting options	January 1, 2019	22,074	*	2022-2026	Service condition
Total share options outstanding as at June 30, 2025		218,127		—	—
*	Options granted refer to GDEV Inc. shares (adjusted for reverse share split)

We classified these share-based payment transactions as equity-settled whereby the Group receives services in exchange for its own equity instruments. We recorded share-based payments expense in general and administrative expenses, game operation cost and selling and marketing expenses of our consolidated statement of profit or loss and other comprehensive income.

The table below summarizes the share-based payments expense for the periods ended June 30, 2025 and 2024:

	Six months ended	Six months ended	Three months ended	Three months ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Class B complex vesting	18	34	9	17
Employee stock option plan	445	356	373	175
Total recorded expenses	463	390	382	192
therein recognized:
within Selling and marketing expenses	—	19	—	6
within General and administrative expenses	463	371	382	186

In relation to the share-based payment expense for the six months ended June 30, 2025 and 2024 we recognized the increase in Other reserves of 382 and 390 as it corresponds to the equity settled portion of the share options.

The table below summarizes the number of outstanding share options at the beginning and the end of six months ended June 30, 2025 and 2024:

	Employee	Class B complex
	stock option	vesting - related to
	plan	GDEV Inc shares
Outstanding at the beginning of the period 2024 (units)	197,636	51,504
Exercised during the period (units)	(3,409)	(14,716)
Forfeited	(25,000)	—
Outstanding at June 30,2024 (units)	169,227	36,788

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

	Employee	Class B complex
	stock option	vesting - related to
	plan	GDEV Inc shares
Outstanding at the beginning of the period 2025 (units)	187,323	36,789
Granted during the period (units)	15,663	—
Modification of options (units)	—	—
Exercised during the period (units)	(6,933)	(14,715)
Forfeited	—	—
Cancelled	—	—
Outstanding at the end of the period June 30, 2025 (units)	196,053	22,074

Share options granted in 2021 (ESOP options)

The ESOP share options have only service conditions.

We have estimated the fair value of granted awards using Black-Scholes-Merton pricing model taking into account the terms and conditions on which the options were granted.

The following table presents fair value per one option and related assumptions used to estimate the fair value at the grant date:

Evaluation date (grant date)	November 16-30, 2021
Vesting period	60-90 months, depending on the employee
Share market price, US$	From 78.6 to 87.1
Strike (exercise) price, US$	0 or 100 depending on the grant
Expected volatility	36.15-37.88%
Dividend yield	0.0%
Risk-free interest rate	1.18-1.27%
Average grant-date FV of one option, US$	3.57

As at June 30, 2024 one of the Group’s employees exercised some of their ESOP option plan and one director in total 3,409 options. Some of the Group’s employees left the company, so the total balance of 25,000 of the options granted to the respective employees were forfeited, as none had been exercised by the time they left the Company.

During the six months ended June 30, 2024 25,000 options (units) of employee stock option plan were forfeited.

As at June 30, 2025 one of the Group’s directors exercised some of their ESOP option plan in total 6,933 options.

As at June 30, 2025 the directors were granted additional 15,663 shares under the ESOP option plan.

Modified complex options

Under the LTIP adopted in 2016, the Company granted Class B share options on January 1, 2019 with a service condition and a performance-based non-market vesting condition (net income thresholds per management accounts). The contractual term of the options was ten years. The fair value of granted awards was calculated as fair value of 100% share capital of the Company (Equity Value – “EV”) at the grant date adjusted for the discount for lack of marketability (DLOM) and multiplied by the respective share of ownership of the respective tranche. The EV was estimated based on comparable companies’ EV/OCI multiples. Monte-Carlo Simulation method was used for the probability determination, based on which the judgment about the recognition was made.

For the purposes of the valuation each performance condition threshold was treated as a separate option with a separate valuation of the vesting period.

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

The following table presents fair value of options and related parameters used to estimate the fair value of our options at the grant date and probability of vesting:

Evaluation date (grant date)	January 1, 2019
Equity value, US$ mln	132
Expected volatility	41.00%
Dividend yield	6.80%
Proxy net income indicator	0.041201
Discount for Lack of Marketability*	8.40%
Total FV for 130 complex options**	7,856.12
*-	applied to the result of fair value estimation.
**-	total FV of 130 complex options related to Nexters Global shares that in November of 2021 were modified into 441,461 complex options related to the shares in GDEV Inc.

Strike price for the above-mentioned option at the beginning of 2021 was US$0.00

As part of the new ESOP, the Company modified the complex options in November 2021. Under the modified program for a portion of the options the non-market performance condition was eliminated, and they include only the service condition. For the remaining options the performance conditions were modified such that only the non-market performance targets were modified. The Company considered the modification to be beneficial to the recipients.

As at June 30, 2024 one of the Group’s employees exercised one more tranche of 14,716.

As at June 30, 2025 one of the Group’s directors exercised one more tranche of 14,715.

30.Commitments and contingencies

Dispute with a contractual counterparty

The Company is currently involved in a dispute with one of its contractual counterparties, with each side having raised certain claims in relation to breaches of the relevant agreements, for which the counterparty has claimed a substantial amount of damages from the Company. As at the date of these financial statements, the effects and outcomes of this dispute cannot be reliably estimated, though the Company intends to rigorously defend its interest. Based on the assessment of the Company’s management, which relies, among other factors, on the discussions with its litigation counsel, no provision is required to be recorded in the financial statements at this stage.

Taxation

Although the Company generally is not responsible for indirect taxes (VAT and withholding sales taxes) generated on games accessed and operated through third-party platforms, we are responsible for collecting and remitting applicable sales, value added, use or similar taxes for revenue generated on games accessed and operated on our own platforms and/or in countries where the law requires the game publishers to pay such taxes even if games are made available for users through third-party platforms. Furthermore, an increasing number of U.S. states have considered or adopted laws that attempt to impose tax collection obligations on out-of-state companies. This is also the case in respect of the European Union, where value added taxes or digital services taxes were or may be imposed on companies making digital sales to consumers within the European Union. In addition, as taxation of IT industries is rapidly developing there is a risk that various tax authorities may interpret certain agreements or tax payment arrangements differently than the Company (including identification of the taxpayer and determination of the tax residency).

The Company believes that these consolidated financial statements reflect our best estimate of tax liabilities and uncertain tax positions, which are appropriately accounted for and/or disclosed in these consolidated financial statements. In respect of the above risks, we

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

consider them to be reasonably possible of being materialized, however, the potential financial effects thereof cannot be presently reliably estimated.

31.Russian Geopolitical and Economic Risks

As a result of the military actions in Ukraine, a number of governments, including those of the United States, United Kingdom and European Union, imposed unprecedented sanctions on specified persons and entities in Russia. While the situation remains highly fluid and additional sanctions are possible, neither we, nor any of our subsidiaries are currently subject to any sanctions that have been imposed. Nevertheless, as result of the ongoing conflict in Ukraine, many U.S. and other multi-national businesses across a variety of industries, including consumer goods and retail, food, energy, finance, media and entertainment, tech, travel and logistics, manufacturing and others, have indefinitely suspended their operations and paused all commercial activities in Russia and Belarus. For example, Apple and Google, two of the primary platforms that distribute the Company’s games, have suspended their respective digital wallet and mobile payment services, Apple Pay and Google Pay, in relation to credit cards issued by Russian financial institutions that are the subject of sanctions. Players who access our games via these platforms in Russia may therefore be disconnected from the primary means to make in-game purchases. Based on our current geographical distribution of Revenues, management believes that the latest geopolitical developments will have certain residual negative effects on GDEV Inc.’s future financial performance, limited to the share of Revenues deriving from the markets of the former Soviet Union (FSU), which stood at 7% of our total Revenues for the period ended June 30, 2025 and which, as a percentage of our total Revenue, has been declining over the past few years. The exact effects cannot currently be reliably estimated due to the constantly changing environment.

The Group does not expect any material impact of the mentioned risks in 2025 and beyond.

32.Events after the reporting period

New acquisitions

GDEV Inc announced the acquisition of Light Hour Games, a privately held mobile studio based in Cyprus. Light Hour Games is a full-stack studio that builds and markets mobile casual games using AI-first workflows — enabling rapid iteration without compromising high-quality execution. The acquisition represents a strategic partnership that will grant the Light Hour Games studio the opportunity for continued creative freedom and long-term upside through a share in the future success of its games, while securing the necessary funding for its operations through GDEV.

New acquisitions

On August 29, 2025 the Company increased its total ownership in its portfolio studio, Castcrown Ltd, to 57%, through the exercise of a conversion option. In connection with the exercise of the conversion option, the Company, Castcrown Ltd and Castcrown’s founder have entered into a new agreement superseding and replacing all prior arrangements and agreements between the parties and establishing new terms between the parties. It is expected that the control over the day-to-day operations of Castcrown Ltd will continue to be exercised by its founder.

33.Quarterly financial information (Unaudited)

In March 2025, the Group identified an error related to the classification of the expired part of put option liability in its consolidated statements of financial position as at June 30, 2024 (no consolidated statements of financial position as at March 30, 2024 or September 30, 2024 were published by the Group).

During the periods noted, the derecognition of this financial liability was erroneously recorded in other financial income in the consolidated profit or loss as was considered as a linked instrument according to IFRIC19. However, based on IAS 32.23 if the contract expires without delivery, the carrying amount of financial liability is to be reclassified to equity, as the puttable shares are ordinary

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

shares which are not linked to the put option liability.  The terms of ordinary shares do not include a put right, the put right is in fact the result of a bilateral agreement alone and documented as such in the SPA.

The impact of the restatement on the Unaudited Condensed Consolidated Interim Statements of Income and Comprehensive Income for the period ended June 30, 2024 is presented in the table below.

There is no impact on the Unaudited Condensed Consolidated Interim Statements of Financial Position as at June 30, 2024 (no audited condensed consolidated interim statements of financial position as at March 31, 2024 or September 30, 2024 were published by the Group).

The impact of restatement on the Unaudited Condensed Consolidated Interim Statements of Changes in Equity is presented in the table below.

Repurchase of shares to Cubic Games Studio Ltd’s previous shareholders in Additional paid-in capital column would be 3,964 in the Unaudited Condensed Consolidated Interim Statements of Changes in Equity instead of previously reported 0 in all periods. Additional paid-in capital in capital in the Unaudited Condensed Consolidated Interim Statements of Changes in Equity would be 29,657 instead of 25,693 previously reported for the period ended June 30, 2024.

	As Reported		As Restated
	Additional paid-		Additional paid-
	in capital	Adjustment	in capital
Balance at January 1, 2024	25,531	—	25,531
Other comprehensive income	(138)	—	(138)
Total comprehensive income for the period	(138)	—	(138)
Share-based payments and exercise of options	300	—	300
Repurchase of shares under the put options and expiration of the put options	—	3,964	3,964
Total transactions with shareholders	300	3,964	4,264
Balance at June 30, 2024	25,693	3,964	29,657

As the Group has not published full sets of financial statements for the three months ended March 31, 2024 or for the nine months ended September 30, 2024, the restatement set forth above in respect of each of those periods only affected the profit/loss for the period, net of tax, as presented in the earnings press releases published on May 28, 2024 and November 14, 2024, respectively. After giving effect to the aforementioned restatement:

●	the loss for the period, net of tax, for the three months ended March 31, 2024 would have been $4 million instead of $1 million as previously reported; and
●	the profit for the period, net of tax, for the nine months ended September 30, 2024 would have been $24 million instead of $28 million as previously reported.

During the periods noted losses for POCI loans were erroneously classified as Impairment loss on trade and loan receivables and change in fair value of loans receivable. For such loans originated in respect to the associates, the Company determined that they have zero fair

GDEV Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

value upon recognition. Therefore, the difference between the fair value at recognition and the cash paid was considered as an additional investment in the equity of the associate (see Note 16).

		As Reported	Adjustment	As Restated
		Six months ended	Six months ended	Six months ended
	Note	June 30, 2024	June 30, 2024	June 30, 2024
Revenue	7	212,755	—	212,755
Costs and expenses
Cost of revenue:
Platform commissions	7,25	(46,408)	—	(46,408)
Game operation cost	8	(25,208)	—	(25,208)
Other operating income		719	—	719
Selling and marketing expenses	9	(110,541)	—	(110,541)
General and administrative expenses	10	(16,131)	—	(16,131)
Impairment loss on trade and loan receivables and change in fair value of loans receivable	16,18,28	(2,073)	2,073	—
Total costs and expenses		(199,642)	2,073	(197,569)
Profit from operations		13,113	2,073	15,186
Other financial income	14,24	3,964	(3,964)	—
Finance income	11	1,721	—	1,721
Finance expenses	11	(3,926)	—	(3,926)
Change in fair value of share warrant obligation and other financial instruments	21,28	265	—	265
Share of loss of equity-accounted associates		—	(2,073)	(2,073)
Profit before income tax		15,137	(3,964)	11,173
Income tax expense	12	(1,864)	—	(1,864)
Profit for the period net of tax		13,273	(3,964)	f 9,309
Attributable to equity holders of the Company		13,273	(3,964)	9,309
Other comprehensive income
Items that are or may be reclassified subsequently to profit or loss		623	—	623
Foreign currency translation difference		761	—	761
Other		(138)	—	(138)
Total comprehensive income for the period, net of tax		13,896	(3,964)	9,932
Attributable to equity holders of the Company		13,896	(3,964)	9,932
Earnings per share:				—
Earnings attributable to ordinary equity holders of the parent, US$- basic	6	0.73	(0.22)	0.51
Earnings attributable to ordinary equity holders of the parent, US$- diluted	6	0.72	(0.22)	0.50